Exhibit 99.1
AEI Completes Divestiture of Retail Fuel Business
HOUSTON, TX, May 15, 2010 — AEI, an owner and operator of essential energy infrastructure businesses in emerging markets, announced today that it sold a 47.2% interest in Proenergía Internacional S.A. (“Proenergía”) to Chilean conglomerate Compañía de Petróleos de Chile, COPEC S.A. (“COPEC”). Proenergía, through its indirect ownership in Sociedad de Inversiones de Energía, S.A. (“SIE”), is the holding company for AEI’s retail fuel business. The agreement also contemplates an option for AEI to cause the sale of, and an option for COPEC to acquire, subject to certain terms and conditions, an additional 4.93% interest in Proenergía. The equivalent price per Proenergía share paid by COPEC was US$3.82.
“The divestiture of Proenergía is significant to AEI as it simplifies our business model and allows us to focus further on our four core business segments of Power Distribution, Power Generation, Natural Gas Transportation and Services, and Natural Gas Distribution,” said Jim Hughes, CEO of AEI.
SIE was a subsidiary of AEI’s majority-owned subsidiary Promigas S.A. E.S.P. until July 2009, at which time it was spun off to Proenergía. Proenergía controls SIE, the holding company for Organización Terpel S.A. (“Terpel”). Terpel, through its subsidiaries, has approximately 1,861 owned or affiliated retail fuel stations, 246 of which are compressed natural gas (“CNG”) stations, approximately 4,000 employees, and operations in Colombia, Chile, Ecuador, Panama, Peru, and Mexico.
About AEI:
AEI owns and operates essential energy infrastructure businesses in emerging markets diversified across four core business segments — Power Distribution, Power Generation, Natural Gas Transportation and Services, and Natural Gas Distribution — within five regions — Andean, Southern Cone, Central America/Caribbean, China, and Europe/Middle East/North Africa. AEI and its 15,400 employees serve more than 7.4 million customers worldwide, with approximately 26,700 miles of gas and liquids pipelines, 121,000 miles of power distribution and transmission lines, and 2,278 MW of installed power generation capacity. More information can be found at www.aeienergy.com.

Contacts
Molly Whitaker, +1-713-345-5046
Director, Investor Relations
Fax: +1-713-345-5277
molly.whitaker@aeienergy.com
Oscar Serrate, +1-713-345-5048
Senior Director, Corporate Communications
media.relations@aeienergy.com